

March 25, 2011

<u>Via U.S. Mail and Facsimile 913.693.8001</u>

Mr. Daniel Reardon
President and Chief Financial Officer
Omni Ventures, Inc.
7500 College Blvd., 5th Floor
Overland Park, KS 66210

> **Re: Omni Ventures, Inc.**
> **Form 10-K for fiscal year ended September 30, 2010**
> **Filed January 11, 2011**
> **Form 10-K/A for fiscal year ended September 30, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for period ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q/A for period ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 333-156263**

Dear Mr. Reardon:

We have reviewed your response dated March 14, 2011, as well as your amended Form 10-K for the fiscal year ended September 30, 2010 and amended Form 10-Q for the period ended December 31, 2010, have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2010

Item 15. Exhibits and Financial Statement Schedules, page 12

Exhibits 31.1 and 31.2

1.   We note your response to prior comment three and your amended Form 10-K for the fiscal year ended September 30, 2010 and reissue the comment in part. Please amend your filing to include the omitted language from paragraph 4(c). Further, in future periodic reports, please do not alter the language within the certifications, as they are to be in the exact form as illustrated in Item 601(b)(31)(i) of Regulation S-K. For example, please do not include the title of the certifying individual when identifying such individual at the beginning of the certification.

Exhibit 32

2.   We note your response to prior comments one and four and reissue these comments in their entirety. Please note that Section 906 of the Sarbanes-Oxley Act of 2002 requires a written certification of the financial reports by the company's chief executive and chief financial officers. Refer to Exhibit 32 of Item 601 of Regulation S-K. As previously requested, please amend your filing, as well as your amended Form 10-Q for the period ended December 31, 2010, to include the certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.   In addition tell us how the omission of this certification impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010.

Form 10-Q for the period ended December 31, 2010

Notes to Financial Statements, page 4

Note 2 Nature of Operations and Summary of Significant Accounting Policies, page 4

Nature of Operations, page 4

3.   We note your response to prior comment five and the disclosure included in your amended Form 10-Q for the period ended December 31, 2010. It stills remain unclear how you have complied with the disclosure requirements of FASB ASC 350-30-50-2 through 4. Please advise. In addition, explain to us why you have elected to begin amortization of these intangible assets as of January 1, 2011 as opposed to the date that such assets were acquired.

Exhibit 31.1

4.   We note your response to prior comment seven and your amended Form 10-Q for the period ended December 31, 2010 containing updated certifications as outlined in Item 601(b)(31) of Regulation S-K. We note that such certification now omits paragraph 4(c)

regarding your evaluation of the effectiveness of your disclosure controls and procedures. Please amend to correct this omission as well as address issues identified in the certification comment above.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3472 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Yolanda Crittendon
Senior Staff Accountant